# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quanterix Corporation, CIK 0001503274
CUSIP: 74766Q101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 900 Middlesex Turnpike, Billerica, Massachusetts (MA), 01821
Date of event which requires filing of this statement: 01/09/2025
Filed by CIK 0001711933
Persons authorized to receive notices and communications: Patrick O'Malley, DLA Piper LLP (US), 4365 Executive Drive, Suite 1100, San Diego, California (CA), 92121, (858) 677-1400

## Reporting persons
- Akoya Biosciences, Inc. (CIK 0001711933): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,955,532; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,955,532 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Quanterix Corporation
Address of issuer's principal executive offices: 900 Middlesex Turnpike, Billerica, Massachusetts (MA), 01821

## Item 2. Identity and Background
Name of person filing: Akoya Biosciences, Inc.
Residence or business address: 100 Campus Drive, 6th Floor, Marlborough, MA 01752
Present principal occupation or employment: Akoya is a biotechnology company. The company offers comprehensive single-cell imaging solutions that allow researchers to phenotype cells with spatial context and visualize how they organize and interact to influence disease progression and response to therapy
Criminal convictions in the last five years: During the last five years, Akoya has not, and to the best of Akoya's knowledge, none of the persons listed on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Akoya has not, and to the best of Akoya's knowledge, none of the persons listed on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Voting Agreement

On January 9, 2025, in connection with the execution of the Merger Agreement (as defined below), the Reporting Persons entered into a voting agreement (the "Voting Agreement"), pursuant to which each Reporting Person has agreed, among other things, to vote or cause to be voted its respective shares of beneficially owned Common Stock (i) in favor of the issuance of shares by the Issuer as required in connection with the Merger (as defined below) and other required transactions contemplated by the Merger Agreement, and (ii) against (x) any action or agreement that would reasonably be expected to result in a breach of the Merger Agreement by the Issuer and (y) any competing transaction proposal, or any agreement, transaction or other corporate action that would reasonably be expected to, frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated in the Merger Agreement.

The agreement of the Reporting Persons other than Akoya Biosciences, Inc. to enter into the Voting Agreement was a condition and inducement to Akoya Biosciences, Inc. to enter into the Merger Agreement.

The Merger Agreement

On January 9, 2025, Akoya Biosciences, Inc. ("Akoya") entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer and Wellfleet Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Akoya (the "Merger"), with Akoya continuing as the surviving company and a wholly-owned subsidiary of the Issuer following the transaction.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), and as a result of the Merger, each share of common stock of Akoya issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.318 shares of Common Stock of the Issuer (the "Exchange Ratio").

In addition, at the Effective Time and as a result of the Merger, the existing awards of restricted stock units in respect of Akoya common stock and of options to acquire Akoya common stock will be automatically converted into equivalent awards with respect to shares of Common Stock of the Issuer, subject to the same vesting schedule and other terms and conditions as existed prior to such conversion. The conversion of such equity awards (including, in the case of stock options, the exercise price thereof) will be based on the Exchange Ratio. However, equity awards that, by their existing terms, provide for vesting acceleration triggered in connection with the Merger will be so accelerated in accordance with such terms.

Upon completion of the Merger, the Issuer stockholders will own approximately 70%, and Akoya stockholders will own approximately 30%, of the shares of Common Stock of the Issuer on a fully diluted basis.

Pursuant to the terms of the Merger Agreement, as of the Effective Time, the Board of Directors of the Issuer will consist of 9 individuals, including seven existing directors of the Issuer and two individuals to be nominated by Akoya prior to the Effective Time.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

The Merger Agreement, and the transactions contemplated thereby, if consummated, would relate to or result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, a merger or other extraordinary transaction involving the Issuer and a change in the present Board of Directors of the Issuer.

Except as set forth or incorporated by reference in this Schedule 13D, Akoya does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

This Schedule 13D and the Schedule hereto shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed Merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the Merger, Quanterix will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "registration statement"), which will contain a joint proxy statement of Quanterix and Akoya and a prospectus of Quanterix (the "joint proxy statement/prospectus"), and each of Quanterix and Akoya may file with the SEC other relevant documents regarding the Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY QUANTERIX AND AKOYA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTERIX, AKOYA AND THE MERGER. A definitive copy of the joint proxy statement/prospectus will be mailed to Quanterix and Akoya stockholders when that document is final. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Quanterix and Akoya, free of charge from Quanterix or Akoya or from the SEC's website when they are filed. The documents filed by Quanterix with the SEC may be obtained free of charge at Quanterix's website, at www.quanterix.com, or by requesting them by mail at Quanterix Investor Relations, 900 Middlesex Turnpike, Billerica, MA 01821. The documents filed by Akoya with the SEC may be obtained free of charge at Akoya's website, at www.akoyabio.com, or by requesting them by mail at Akoya Biosciences, 100 Campus Drive, 6th Floor, Marlborough, MA 01752, Attn: Chief Legal Officer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 2,955,532 shares representing 6.2% of the outstanding shares of Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose: Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Voting Agreement, the Reporting Person does not beneficially own any shares of Common Stock. For purposes of Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have (i) sole power to vote or direct the vote of 0 shares of Common Stock; (ii) shared power to vote or direct the vote of 2,955,532 shares of Common Stock; (iii) sole power to dispose or direct the disposition of 0 shares of Common Stock; and (iv) shared power to dispose or direct the disposition of 0 shares of Common Stock
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in the Common Stock of the Issuer during the past sixty day and, to the knowledge of the Reporting Person, none of the persons listed on Schedule A have effected any such transaction
Other persons with the right to receive dividends or sale proceeds: Other than the Supporting Stockholders, to the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Issuer beneficially owned by the Reporting Person as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 3 above summarizes the provisions of the Voting Agreement, the Merger Agreement and the Lock-Up Agreements and is incorporated by reference herein. The foregoing descriptions of the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated by reference in their entirety herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Schedule A
99.2 Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on January 10, 2025 by Akoya Biosciences, Inc.)
99.3 Agreement and Plan of Merger, dated as of January 9, 2025, by and among Quanterix Corporation, Wellfleet Merger Sub, Inc. and Akoya Biosciences, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the SEC on January 10, 2025 by Akoya Biosciences, Inc.)

## Signatures
- Akoya Biosciences, Inc.: /s/ Brian McKelligon, Brian McKelligon, Chief Executive Officer (01/16/2025)